EXHIBIT 2

SUPPORT AGREEMENT

This SUPPORT AGREEMENT (this "Agreement") is entered into as of December 14, 2009 by and among IAX Acquisition Corporation, a Delaware corporation ("Parent"), IAX Canada Acquisition Company Inc., a corporation incorporated under the laws of the Province of British Columbia and a wholly-owned Subsidiary of Parent ("Subco"), Gordon L. Ellis ("G. Ellis"), Douglas Ellis ("D. Ellis"), David H. Thompson ("Thompson") and Shawn M. Dooley ("Dooley" and, together with G. Ellis, D. Ellis and Thompson, each a "Shareholder" and, collectively, the "Shareholders"), and, for the purposes of Section 9 hereof only, International Absorbents Inc., a corporation incorporated under the laws of the Province of British Columbia (the "Company").  Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Arrangement Agreement (as defined below).

WHEREAS, Parent, Subco and the Company propose to enter into an Arrangement Agreement as of the date hereof (as the same may be amended, restated or otherwise modified from time to time, the "Arrangement Agreement") providing for the acquisition by Subco of all of the outstanding common shares in the capital of the Company (the "Common Shares") for the cash consideration set forth in the Arrangement Agreement (the "Transaction");

WHEREAS, each Shareholder is the record and beneficial owner of the number of Common Shares set forth opposite such Shareholder's name on Schedule A attached hereto (such Common Shares, as the same may be adjusted by stock dividend, stock split, recapitalization, combination or exchange of shares, merger, amalgamation, arrangement, consolidation, reorganization or other change or transaction of or by the Company, together with Common Shares that may be acquired after the date hereof by such Shareholder, including Common Shares issuable upon the exercise of options or warrants to purchase Common Shares or other securities exchangeable for or convertible into Common Shares (as the same may be adjusted as aforesaid), being collectively referred to herein as the "Subject Shares"); and

WHEREAS, as a condition to their willingness to enter into the Arrangement Agreement, Parent and Subco have requested that the Shareholders enter into this Agreement.

NOW, THEREFORE, to induce Parent and Subco to enter into, and in consideration of their entering into, the Arrangement Agreement, and in consideration of the promises and the representations, warranties and agreements contained herein, the parties hereto agree as follows:

1.

Representations and Warranties of the Shareholders.  Each Shareholder hereby represents and warrants, on a several basis and solely with respect to such Shareholder, to Parent and Subco as follows:

(a)

Authority.  Such Shareholder has the requisite capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  This Agreement has been duly executed and delivered by such Shareholder and, assuming this Agreement constitutes a legal, valid and binding obligation of Parent and Subco, constitutes a legal, valid and binding obligation of such Shareholder enforceable against such Shareholder in accordance with its terms.  Neither the execution, delivery or performance of this Agreement by such Shareholder nor the consummation by such Shareholder of the transactions contemplated hereby will (i) require any filing with, or permit, authorization, consent or approval of, any United States (federal, state or local), Canadian (federal, provincial or local), foreign or supra-national government, or governmental, regulatory or administrative authority, agency or commission (each, a "Governmental Body"), (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, amendment, cancellation or acceleration under, or result in the creation of any tax, lien, claim, charge, encumbrance or other restriction (collectively, a "Lien") upon any of the properties or assets of such Shareholder, including the Subject Shares, under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, permit, concession, franchise, contract, agreement or other instrument or obligation (a "Contract") to which such Shareholder is a party or by which such Shareholder or his properties or assets, including the Subject Shares, may be bound or (iii) violate any judgment, order, writ, preliminary or permanent injunction or decree (an "Order") or any statute, law, ordinance, rule or regulation of any Governmental Body (a "Law") applicable to such Shareholder or his Subject Shares, except any of the foregoing which would not impair such Shareholder's ability to perform his obligations under this Agreement or such Shareholder's ability to transfer his Subject Shares to Subco pursuant to the Transaction free and clear of all Liens.

(b)

Subject Shares.  Such Shareholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), of the Common Shares set forth opposite such Shareholder's name on Schedule A attached hereto and the certificates representing such Subject Shares, if any, are now, and at all times during the term hereof will be, held by such Shareholder, or by a nominee or custodian for the benefit of such Shareholder, and such Shareholder has good and marketable title to such Subject Shares and at all times during the term hereof and on the Effective Date will have good and marketable title to such Subject Shares, in each case, free and clear of any Liens, proxies, voting trusts or agreements, understandings or arrangements, except for any such Liens or proxies arising hereunder.  Such Shareholder owns of record or beneficially no other Common Shares, has no other rights to purchase or acquire any Common Shares or other securities (as defined in Section 3(a)(10) of the Exchange Act) of the Company and does not control or direct any Common Shares or any other securities (as defined in Section 3(a)(10) of the Exchange Act) of the Company, in each case, other than such Shareholder's Subject Shares.  The Subject Shares set forth opposite such Shareholder's name on Schedule A attached hereto constitute all of the securities (as defined in Section 3(a)(10) of the Exchange Act) of the Company owned of record or beneficially or controlled or directed, directly or indirectly, by such Shareholder.  Such Shareholder has (and will have as of the date of the Meeting and the Effective Time) sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth in Sections 3(b) and 3(c) hereof, sole power to exercise dissent rights (to the extent such rights are available) and sole power to agree to all of the matters set forth in this Agreement, in each case, with respect to all of such Shareholder's Subject Shares and, in each case, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement.

(c)

Brokers.  No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Transaction or this Agreement based upon arrangements made by or on behalf of such Shareholder.

(d)

Other Agreements.  Other than this Agreement and the Arrangement Agreement, there are not as of the date hereof, and there will not be at the date of the Meeting and the Effective Time, any shareholder agreements, voting trusts or other agreements or understandings relating in any way to any of such Shareholder's Subject Shares or to a Frustrating Transaction (as defined below) or an Acquisition Proposal to which such Shareholder (or any of his affiliates, representatives, or agents) is a party or to which such Shareholder is bound.

(e)

Arrangement Agreement. Such Shareholder understands and acknowledges that Parent and Subco are entering into the Arrangement Agreement in reliance upon such Shareholder's execution and delivery of this Agreement.

2.

Representations and Warranties of Parent and Subco.  Each of Parent and Subco hereby represents and warrants to the Shareholders as follows:

(a)

Authority.  Each of Parent and Subco has the requisite power and authority to execute and deliver this Agreement and to consummate the Transaction.  The execution, delivery and performance of this Agreement by each of Parent and Subco and the consummation of the Transaction have been duly authorized by all necessary action on the part of Parent and Subco.  This Agreement has been duly executed and delivered by each of Parent and Subco and, assuming this Agreement constitutes a legal, valid and binding obligation of the Shareholders and the Company, constitutes a legal, valid and binding obligation of Parent and Subco, respectively, enforceable against Parent and Subco in accordance with its terms.

(b)

Organization and Qualification.  Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  Subco is a corporation duly organized, validly existing and in good standing under the laws of the Province of British Columbia.

3.

Covenants of the Shareholders.  Until termination of this Agreement pursuant to Section 11, each Shareholder, on a several basis and, solely with respect to such Shareholder, hereby agrees as follows:

(a)

No Shareholder shall (i) tender into any take-over bid, tender or exchange offer or otherwise sell, transfer, pledge, assign or otherwise dispose of (collectively, "Transfer"), or enter into any Contract, option or other arrangement (including any profit sharing arrangement) or understanding with respect to the sale, transfer, pledge, assignment or other disposition of such Shareholder's Subject Shares to any person other than Parent or Subco or Parent's designee; provided, that in the event that such Shareholder is not in breach of this Agreement and an Alternative Transaction (as defined below) is approved, such Shareholder shall be entitled to Transfer such Shareholder's Subject Shares in connection with the consummation of the transactions contemplated by such Alternative Transaction, (ii) enter into any voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney or otherwise, with respect to such Shareholder's Subject Shares or otherwise relinquish control of the voting power with respect to such Shareholder's Subject Shares, (iii) purchase or otherwise voluntarily acquire any Common Shares or other securities of the Company, except for such other securities as will constitute Subject Shares subject to the terms hereof, (iv) take any other action that would in any way restrict, limit or interfere with the performance of his obligations hereunder or the transactions contemplated hereby or (v) do indirectly that which he may not do directly in respect of the restrictions on his rights with respect to such Shareholder's Subject Shares pursuant to this Section 3(a), including, but not limited to, the sale of any direct or indirect holding company of such Shareholder or the granting of a proxy on the shares of any direct or indirect holding company of such Shareholder which would have, indirectly, the effect prohibited by this Section 3(a).

(b)

At the Meeting or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Transaction, the Arrangement Agreement and/or the Arrangement Resolution is sought, such Shareholder shall as requested by Parent or Subco (including, without limitation, by cooperating with Parent and Subco with respect to the irrevocable covenant of such Shareholder pursuant to Section 7 below), vote (or cause to be voted) such Shareholder's Subject Shares in favor of the Arrangement Resolution, the Transaction, the adoption by the Company of the Arrangement Agreement and the approval of the other transactions contemplated by the Arrangement Agreement and any amendment thereto.

(c)

Such Shareholder will exercise all voting rights attaching to such Shareholder's Subject Shares to oppose any proposed action by the Company, its shareholders, any of its subsidiaries or any other person which reasonably could be regarded as being directed to or would be reasonably likely to impede, frustrate, prevent, delay or nullify the Transaction, the Arrangement Agreement or any of the other transactions contemplated by the Arrangement Agreement (collectively, "Frustrating Transactions").  Without in any way limiting the foregoing, at any meeting of the shareholders of the Company or at any adjournment or postponement thereof or in any other circumstances upon which the Company's shareholders' vote, consent or other approval is sought, such Shareholder shall, as requested by Parent or Subco, vote (or cause to be voted) such Shareholder's Shareholders Shares against (i) other than the Transactions, (x) any direct or indirect acquisition or purchase (or any lease, long-term supply agreement or other arrangement having the same economic effect as a purchase), in a single transaction or a series of related transactions, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its Subsidiaries or 20% or more of the voting or equity securities of the Company or any of its Subsidiaries (or rights or interests therein or thereto) whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or consolidated revenue, as applicable, of the Company and its Subsidiaries; (y) any direct or indirect take-over bid, issuer bid, tender offer, exchange offer, treasury issuance or similar transaction that, if consummated, would result in a Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities or any other equity interests (including securities convertible into or exercisable or exchangeable for equity interests) of the Company or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or consolidated revenue, as applicable, of the Company and its Subsidiaries; or (z) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or consolidated revenue, as applicable, of the Company and its Subsidiaries (collectively, "Alternative Transactions"),

(ii) any change in the management or the board of directors of the Company as of the date hereof, (iii) any change in the present capitalization or dividend policy of the Company as of the date hereof, (iv) any amendment of the Company's Organizational Documents or (v) any action or inaction which reasonably would be expected to result in any breach, violation or contravention of the Arrangement Agreement or that would result in any of the conditions set forth in the Arrangement Agreement not being satisfied.  For purposes of clarity, if such Shareholder is not in breach of this Agreement and an Alternative Transaction is approved, such Shareholder shall be entitled to participate in such Alternative Transaction and nothing in this Agreement shall require such Shareholder to exercise dissenter's rights with respect to such Alternative Transaction.

(d)

Such Shareholder hereby authorizes and requests the Company and its counsel to notify the Company's transfer agent that there is a stop transfer order with respect to all of such Shareholder's Subject Shares (and that this Agreement places limits on the voting of such Shareholder's Subject Shares).  Such Shareholder shall not request that the Company register the Transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of such Shareholder's Subject Shares, unless such Transfer is made in compliance with this Agreement.

(e)

Such Shareholder shall furnish to Parent and Subco all information required for any application or other filing to be made pursuant to applicable Law (including all information required to be included in the Information Circular) in connection with the Transaction and the transactions contemplated by the Arrangement Agreement.  Such Shareholder hereby permits the Company, Parent and Subco to publish and disclose in the Information Circular its identity and ownership of such Shareholder's Subject Shares, and the nature of its commitments, arrangements and understandings under this Agreement.

4.

Waiver and Releases.  Each Shareholder hereby waives any rights to dissent from the Transaction or the Arrangement Resolution that such Shareholder may have under applicable Law.  Effective as of the Effective Time, each Shareholder on such Shareholder's own behalf and, as applicable, on behalf of his heirs, successors, assigns, executors and personal representatives hereby releases and discharges the Company and its predecessors, successors, parents, subsidiaries, affiliated entities, divisions and assigns, together with each and every of their officers, directors, stockholders, general partners, limited partners, members, employees and agents and the heirs, personal representatives and executors of the same (herein collectively referred to as the "Company Releasees"), from any and all suits, causes of action, complaints, obligations, demands or claims of any kind, whether in law or in equity, direct or indirect, known or unknown, suspect or unsuspected (hereinafter "Claims"), which such Shareholder ever had, now has, or may have against the Company Releasees or any one of them in relation to the Company arising out of or relating to any matter, thing or event occurring up to and including the Effective Time; provided, however, that nothing herein shall be deemed to release any Claim which a Shareholder may have against the Company (i) arising out of the Arrangement Agreement or this Agreement, including, without limitation the right to receive the consideration contemplated thereunder and the rights to indemnification of directors and officers as set forth therein, (ii) arising under indemnification agreements or arrangements existing as of the date hereof between the Company and its Subsidiaries, on the one hand, and their respective officers or directors, on the other hand, or (iii) under an employment agreement between such Shareholder and the Company, as amended, restated or otherwise modified from time to time.

5.

Notice of Acquisition of Additional Subject Shares.  Each Shareholder hereby agrees, while this Agreement is in effect, to promptly notify Parent and Subco of the number of any Subject Shares acquired by such Shareholder, if any, after the date hereof.

6.

Non-Solicitation.  Without limiting the provisions of Section 14 hereof, each Shareholder, whether acting individually or as an agent of the Company, agrees that such Shareholder shall not (and shall, subject to the provisions of Section 14 hereof, cause each affiliate, agent, trustee or other Person acting on his behalf not to), directly or indirectly, (i) initiate, solicit, propose, endorse, encourage (including by way of furnishing or disclosing information) or take any action to facilitate any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to any inquiries, discussions or the making of any proposal (other than the Transactions) with respect to any Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any information or data concerning the Company or any of its Subsidiaries to any Person relating to, any Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or provide any information or data concerning the Company or any of its Subsidiaries to any Person pursuant to any commercial arrangement, joint venture arrangement, or other existing agreement or arrangement if it is reasonably likely that the Person receiving the confidential information could use such information for purposes of evaluating or developing an Acquisition Proposal or (iii) enter into any contract, agreement or arrangement with any party, in such Shareholder's capacity as a Shareholder, concerning or relating to an Acquisition Proposal or requiring such Shareholder to abandon, terminate or fail to consummate or vote against the Transaction, other than, in each case with Parent, Subco and their respective representatives and agents.  Notwithstanding the foregoing, it is acknowledged and agreed that, solely with respect to actions taken by any Shareholder prior to the date hereof (including in connection with the furtherance of any Acquisition Proposal directly or indirectly by such Shareholder), such actions shall not be taken into account for purposes of determining whether any breach by such Shareholder under this Agreement resulted in the transactions contemplated under the Arrangement Agreement from not being consummated.

7.

Grant of Proxy.

(a)

Each Shareholder irrevocably covenants and agrees in favor of Parent and Subco that following receipt of the Information Circular and no later than five Business Days prior to the date of the Meeting, such Shareholder shall deliver or cause to be delivered (including by instructing the participant in the book based system operated by The Canadian Depository for Securities Limited through which such Shareholder holds Subject Shares to arrange for such delivery) to Subco a duly executed proxy (or other appropriate voting instrument) in favor of Subco (or its nominee, as designated to such Shareholder in writing) voting in favor of the Arrangement Resolution and such proxy (or other voting instrument) shall not be revoked unless this Agreement is terminated in accordance with its terms prior to the exercise of such proxy (or other voting instrument).

(b)

Each Shareholder irrevocably covenants and agrees in favor of Parent and Subco that following receipt of any form of proxy (or other appropriate voting instrument) in respect of any of the transactions, actions or matters referred to in Section 3(c) and no later than five Business Days prior to the date of the relevant meeting, such Shareholder shall deliver or cause to be delivered (including by instructing the participant in the book based system operated by The Canadian Depository for Securities Limited through which such Shareholder holds Subject Shares to arrange for such delivery) to Subco a duly executed proxy (or other appropriate voting instrument) in favor of Subco (or its nominee, as designated to such Shareholder in writing) voting against such transaction, action or matter and such proxy (or other voting instrument) shall not be revoked unless this Agreement is terminated in accordance with its terms prior to the exercise of such proxy (or other voting instrument).

8.

Further Assurances.  Each Shareholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further proxies, transfers, assignments, endorsements, consents and other instruments as Parent or Subco may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and to vest the power to vote such Shareholder's Subject Shares as contemplated by Section 7.

9.

Covenant of the Company.  The Company covenants to Parent and Subco that it will instruct the registrar and transfer agent of the Common Shares, on the date hereof, not to register any Transfer of any certificate representing the Subject Shares of any Shareholder, unless the Company shall have received the prior written consent of Parent or Subco (which consent shall not be unreasonably withheld or delayed in the event that Parent shall reasonably determine, in good faith, that such Transfer would not reasonably be likely to adversely affect the consummation of the Transaction); provided, that (i) such Shareholder shall be entitled to Transfer such Shareholder's Subject Shares pursuant to the Arrangement Agreement and (ii) in the event that such Shareholder is not in breach of this Agreement and an Alternative Transaction is approved, such Shareholder shall be entitled to Transfer such Shareholder's Subject Shares in connection with the consummation of the transactions contemplated by such Alternative Transaction, in each case, without the prior consent of Parent or Subco.

10.

Assignment; Binding Effect.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.  Notwithstanding the foregoing, each of Parent and Subco shall have the right to assign its rights, interests and obligations hereunder to any of its affiliates without the prior written consent of the other parties hereto.

11.

Termination.  This Agreement, and all rights and obligations of the parties hereunder (other than under Sections 4, 11, 12 and 13), shall terminate upon the earliest to occur of (i) twelve (12) months following the termination of the Arrangement Agreement in accordance with the terms thereof, (ii) the mutual written agreement of the parties hereto to terminate this Agreement and (iii) the Effective Time.  Nothing in this Section 11 shall relieve any party from any liability for breach of this Agreement.

12.

Capture.

(a)

In the event that the transactions contemplated by the Arrangement Agreement are not consummated due to a breach of this Agreement by any Shareholder and any Subject Shares of a Shareholder are sold, transferred, exchanged, canceled or disposed of in connection with or as a result of any Alternative Transaction which is executed or consummated within twelve (12) months following the date that the Arrangement Agreement is terminated (an "Alternative Disposition") then, in addition to the remedies at law or equity for breach of this Agreement, on the closing of such Alternative Disposition, such Shareholder shall tender and pay to, or shall cause to be tendered and paid to, Subco (or its designee), in immediately available funds, all of the Profit (as defined below) realized by such Shareholder from such Alternative Disposition.  Subject to Section 12(b), "Profit" shall mean an amount equal to the excess, if any, of (i) the Alternative Transaction Consideration (as defined below) over (ii) the Purchase Price.  If the Alternative Transaction Consideration includes any consideration other than cash, such Shareholder may, if not prohibited from transferring any such consideration to Subco (or its designee), transfer, in lieu of cash, a pro rata portion (based on the proportion of the non-cash consideration to the aggregate consideration) of the Profit represented by such other forms of consideration.  "Alternative Transaction Consideration" shall mean all cash, securities, settlement or termination amounts, notes or other debt instruments, and other consideration received or to be received, directly or indirectly, by such Shareholder and his affiliates in connection with or as a result of such Alternative Disposition or any agreements or arrangements (including, without limitation, any employment agreement (except a bona fide employment agreement pursuant to which a Shareholder is required to devote, and under which such Shareholder in good faith intends to devote, substantially all of his business time and effort to the performance of executive services for the Company in a manner substantially similar to such Shareholder's current employment arrangements with the Company), consulting agreement, non-competition agreement, confidentiality agreement, settlement agreement or release agreement) entered into, directly or indirectly, by such Shareholder or any of his affiliates as a part of, or in connection with, the Alternative Disposition or the associated Alternative Transaction.

(b)

For purposes of determining Profits under this Section 12: (i) all securities that are publicly traded shall be valued at the average of the closing prices for the five trading days ending on the date on which the Alternative Disposition closes; (ii) all other non-cash items shall be valued based upon the fair market value thereof as of the date of closing of the Alternative Disposition as determined by an independent expert selected by Parent and who is reasonably acceptable to such Shareholder; (iii) all deferred payments or consideration shall be discounted to reflect a market rate of net present value thereof as determined by the above-referenced independent expert; and (iv) if less than all of a Shareholder's Subject Shares are subject to the Alternative Disposition, the cash consideration set forth in the Arrangement Agreement shall be multiplied by a fraction, the numerator of which is the number of such Shareholder's Subject Shares sold, transferred, exchanged, canceled or disposed of in such Alternative Disposition and the denominator of which is the total number of such Shareholder's Subject Shares.  In the event any contingent payments are included in the consideration for the Alternative Disposition, upon receipt of any such contingent payment, such Shareholder will promptly transfer to Subco (or its designee) any additional amounts that would have been transferred to Subco (or its designee) upon the completion of the Alternative Disposition if such contingent payment had been received at such time.

13.

General Provisions

(a)

Expenses.  Subject to the terms of the Arrangement Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

(b)

Amendments.  This Agreement may not be amended except by an instrument in writing signed by Parent, Subco and each Shareholder as to which such amendment is to be effective.

(c)

Notice.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person or upon confirmation of receipt when transmitted by facsimile transmission or by electronic mail to the respective parties at the addresses set forth below (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 13(c)).  The date of receipt of any such notice or other communication if delivered personally shall be deemed to be the date of delivery thereof, or if sent by facsimile or electronic mail, the date of such transmission if sent during normal business hours on a Business Day, failing which it shall be deemed to have been received on the next Business Day.

if to Parent or Subco:

IAX Acquisition Corporation
c/o Kinderhook Industries, LLC
Attention:  Thomas E. Tuttle

888 Seventh Avenue, 16th Floor
New York, NY  10106
Tel: 212-201-6781
Fax: 212-201-6790
Email: ttuttle@kinderhook.com

with copies (that will not constitute notice to Parent or Subco) to:

Kirkland & Ellis LLP
Citicorp Center
601 Lexington Avenue
New York, New York 10022
Tel:  212-446-4800
Fax:  212-446-6460
Attention:  Jai Agrawal
Email: Jai.Agrawal@kirkland.com

if to the Company:

International Absorbents Inc.
1569 Dempsey Road
North Vancouver, BC
V7K 1S8
Tel: 604-681-6181

Fax: 604-904-4105

Attention: Gordon L. Ellis

Email: gordon@gordann.com

with copies (that will not constitute notice to the Company) to:

McCullough O'Connor Irwin LLP
Attention: Jonathan McCullough
1100 - 888 Dunsmuir Street
Vancouver, BC V6C 3K4 Canada
Tel: 604-687-7077
Fax: 604-687-7099
Email: jmccullough@moisolicitors.com

if to Shareholder:

To the address set forth for such Shareholder in the Company's records from time to time.

(d)

Interpretation.  When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Wherever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

(e)

Counterparts.  This Agreement may be executed and delivered (including by facsimile or electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(f)

Entire Agreement; No Third-Party Beneficiaries.  This Agreement (including the documents and instruments referred to herein) (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

(g)

Governing Law.  This Agreement shall be governed and construed in accordance with the laws of the State of Delaware without regard to any applicable conflicts of law.

(h)

Publicity.  Except as otherwise required by law, court process or the rules of the American Stock Exchange or as contemplated or provided in the Arrangement Agreement (any of the foregoing, a "Required Disclosure"), for so long as this Agreement is in effect, no Shareholder shall issue or cause the publication of any press release or other public announcement with respect to the transactions contemplated by this Agreement or the Arrangement Agreement without the prior written consent of Parent; provided, that in any case, except for Required Disclosures, no Shareholder will use the name of Parent or Subco or any affiliate thereof without Parent's written permission and will discuss the term and contents of any such release with Parent prior to dissemination.

(i)

Enforcement.  The  parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in a court of the United States (without posting of bond or other security).  This being in addition to any other remedy to which they are entitled at law or in equity.

(j)

Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transaction is not affected in any manner materially adverse to any party hereto.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transaction be completed as originally contemplated to the fullest extent possible.

(k)

Waiver of Jury Trial.  Each party to this Agreement hereby waives, to the extent permitted by applicable law, trial by jury in the event of any litigation in any court with respect to, in connection with, or arising out of this Agreement or any ancillary agreement or the validity, protection, interpretation, collection or enforcement thereof.

14.

Shareholder Capacity.  No person executing this Agreement who is or becomes during the term hereof a director or officer of the Company or its affiliates (or who has been designated a director or officer of the Company or its affiliates) makes any agreement or understanding herein in his or her capacity as such director or officer (or with respect to any such designated director or officer, in his capacity as such).  Each Shareholder signs solely in his or her capacity as the record holder and beneficial owner of, or the trustee of a trust whose beneficiaries are the beneficial owners of, such Shareholder's Subject Shares and nothing herein shall limit or affect any actions taken by a Shareholder (or such Shareholder's designee(s)) in its capacity as an officer or director of the Company or its affiliates to the extent expressly permitted by the Arrangement Agreement.

15.

Legal Advice.  Each Shareholder acknowledges that (a) such Shareholder has read this Agreement in its entirety, understands it and agrees to be bound by its terms and conditions, and has been granted the opportunity to ask questions of, and to receive answers from, the

Company's legal counsel concerning the terms and conditions of this Agreement; (b) such Shareholder has been advised to seek independent legal advice and has received such advice or has, without undue influence, elected to waive the benefit of any such advice; and (c) such Shareholder is entering into this Agreement voluntarily.

*     *     *     *     *

IN WITNESS WHEREOF, Parent, Subco, the Company and each Shareholder have signed, or caused this Support Agreement to be signed by its officer duly authorized, all as of the date first written above.

INTERNATIONAL ABSORBENTS INC.

By:	/s/ Gordon L. Ellis
	Name:	Gordon L. Ellis
	Title:	President

IAX ACQUISITION CORPORATION

By:	/s/ Thomas L. Tuttle
	Name:	Thomas L. Tuttle
	Title:	President

IAX CANADA ACQUISITION COMPANY INC.

By:	/s/ Thomas L. Tuttle
	Name:	Thomas L. Tuttle
	Title:	President

/s/ Gordon L. Ellis
Gordon L. Ellis

/s/ Douglas E. Ellis
Douglas E. Ellis

/s/ David H. Thompson
David H. Thompson

/s/ Shawn M. Dooley
Shawn M. Dooley

SCHEDULE A

Shareholder	Number of Common Shares	Number of Common Shares issuable upon conversion of outstanding restricted stock grants	Number of Common Shares issuable upon exercise of outstanding options
Gordon L. Ellis	396,851	9,390	128,170
Douglas E. Ellis	168,389	9,390	128,170
Shawn M. Dooley	113,334	9,390	128,170
David H. Thompson	38,751	9,390	128,170
TOTAL	717,325	37,560	512,680